UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 7th 2016

GAL Note N° 132/2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to inform that within the framework of the Integral Tariff Revision process established by Resolutions N° 7/2016 issued by the Ministry of Energy and Mining and Resolution N° 55/2016 issued by the National Electricity Regulatory Board (ENRE), EDENOR has submitted the tariff schedule proposal to be applied in the upcoming five years to the ENRE for its approval. For the purpose of the tariff proposal it was proceeded to: (i) establish the capital base applying, in this regard, the depreciated NRV method; (ii) submit the 2017-2021 Investment plan; and (iv) provide the ENRE with the requested information.

The above mentioned has been submitted in accordance with the method and working plan approved by the mentioned ENRE resolution and taking into account the quality criteria approved by ENRE Resolution N° 492 and the asset utilization rate fixed by ENRE Resolution ENRE N° 494 in 8,10% after tax profit and in 12,46% before taxes.

In line with the working plan and schedule duly stated by the Regulatory Board, in the upcoming days, the Board shall summon a Public Hearing

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

as a step prior to solve the tariff schedule for the upcoming period, which may take into account, in whole or in part, the proposal submitted by the Company.

                            Yours faithfully,

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 08, 2016